May 27, 2019

Canadian Securities Exchange
100 – 535 Thurlow Street, Office 1122
Vancouver, BC
V6E 3L2

Dear Sirs/Mesdames:

Re:	C21 Investments Inc. (the “Company”)
Acquisition (the “Acquisition”) of Swell Companies Limited (“Swell”)

Pursuant to section 3.3(a) of CSE Policy 6 Distributions, the Company confirms that closing of the Acquisition and transfer of all of the issued shares of Swell to the Company’s wholly owned subsidiary occurred on May 24, 2019.

C21 INVESTMENTS INC.

Per:	“Michael Kidd”
Michael Kidd
Chief Financial Officer

C21 Investments: Suite 303, 595 Howe St Vancouver, BC, Canada V6C 2T5
www.cxxi.ca